0-31102

P.E.
4-01-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

Hemosol Inc.
(Translation of registrant's name into English)

2 Meridian Road, Toronto Ontario, M9W 4Z7, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No ✓

P

NY2:\1149439\01_MWV01!.DOC\52260.0005

The following is included in this Report on Form 6-K:

1. Press Release dated April 25, 2002.

Hemosol Announces First Quarter 2002 Financial Results

-- Company Advances HEMOLINK Clinical Programs, Strengthens Cash Position --

TORONTO, ON, April 25, 2002 - Hemosol Inc. (NASDAQ: HMSL, TSE: HML, HML.WT) today announced financial results for the first quarter ended March 31, 2002. Unless otherwise stated, all dollar amounts presented herein are Canadian dollars.

For the first quarter ended March 31, 2002, the Company recorded a net loss of $11.7 million or $(0.29) per share compared to a loss of $6.9 million or $(0.20) per share in the corresponding prior year quarter. The prior year's quarterly loss included an unrealized foreign exchange gain of $2.5 million or $0.07 per share.

"Throughout the first quarter, we made significant progress in our clinical development and manufacturing programs as we continue toward HEMOLINKTM [hemoglobin raffimer] registrations," said John W. Kennedy, President and Chief Executive Officer of Hemosol. "Results from our ongoing clinical program are expected to strengthen the efficacy and safety database for HEMOLINK. These accomplishments put us in a sound position to respond to the U.K. regulatory authorities later this year, paving the way for them to complete their review of our application by the end of 2002."

Recent Highlights and Achievements

· The U.S. Food and Drug Administration (FDA) cleared Hemosol to conduct a clinical trial of HEMOLINK in "re-do" coronary artery bypass grafting (CABG) surgery. The Company is running this trial parallel to a very similar study in primary CABG patients that received FDA clearance last November and is currently enrolling patients.

· Subsequent to the end of the quarter, Health Canada cleared Hemosol to add Canadian sites to both ongoing CABG trials.

· The FDA cleared Hemosol to conduct a Phase II clinical trial of HEMOLINK as a treatment for chemotherapy-induced anemia, which could substantially expand the market opportunity beyond surgical anemia. The multi-centre study will be led by investigators at Duke University and is expected to begin enrolling patients in June of 2002.

· Hemosol raised over $22 million to fund ongoing clinical trials and for general working capital purposes.

· The Company entered into an agreement amending its $35 million senior credit facility and plans to begin drawing down funds in May of 2002. The 300,000-unit HEMOLINK production facility is on schedule for completion by the end of the third quarter of 2002 with validation early in 2003.

Financial Results

The Company's operating expenses in the first quarter totalled $11.6 million, an increase of $1.5 million or 14.6% over the corresponding quarter of the prior year. This increase resulted primarily from costs incurred for medical education events held in conjunction with international conferences and increased market development expenses to correctly position HEMOLINK and to increase the product's profile within the medical community. In the near-term, the Company believes these expenditures will also enhance patient enrolment into its ongoing clinical trials. The Company also realized significant increases in support services associated with the Company's move to its new facility and increased costs in logistics, security and IT. Hemosol expects operating expenses to increase significantly over the next six months as enrolment in the ongoing clinical trials accelerate and it continues to advance its manufacturing program. While monthly spending will vary depending on the level of patients treated, the Company expects its expenses will average approximately $5 million per month.

Interest income in the quarter totalled $218,000, down from the $717,000 in the previous year's first quarter as a result of lower cash and cash-equivalent balances and lower interest rates.

Capital expenditures during the quarter reached approximately $7.6 million, of which $7.2 million related to the new facility, bringing total expenditures to-date on this facility to $63.8 million.

As of March 31, 2002, Hemosol remains well financed with $45.8 million in cash and cash-equivalents and short-term investments excluding the funds raised in the subsequent April financing.

Conference Call Information

The Company will host a conference call today at 8:30 a.m. EST. A live audio webcast of the conference call will be available through www.hemosol.com. Please connect to this website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to hear the webcast. A replay of the webcast will be available for 30 days starting on April 26th, at www.hemosol.com and www.financialdisclosure.ca.

A telephone replay of the conference call will also be available from approximately 12:30 p.m. EST on April 25 through May 2, 2002. To access the replay, dial, 416-695-5800 or 1-800-408-3053 and enter reservation number 1132229.

Annual and Special Meeting

Hemosol will hold its Annual and Special Meeting of Shareholders on Thursday, May 2, 2002 at 10:00 a.m. EST at the Toronto Stock Exchange Auditorium, 2 First Canadian Place, 130 King Street West, Toronto, Ontario.

For a complete copy of the financial statements, please click on the link

below:
http://www.newswire.ca/releases/April2002/25/c8092.html

About Hemosol Inc.
Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia resulting from hemoglobin deficiencies. Hemosol has a broad range of products in development, including its flagship product HEMOLINK [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery to the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact:
Jason Hogan
Investor Relations
416 361 1331
800 789 3419
416 815 0080 fax
ir@hemosol.com
www.hemosol.com

Shari Beagelman
Media Relations
973 781 0200 ext. 20
917 626 7071 mobile
sbeagelman@hemosol.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMOSOL INC.

Date: April 29, 2002

By: Lee D. Hartwell
Name: Lee D. Hartwell
Title: Chief Financial Officer and
Vice-President Corporate Development